File No. 69-427
                                                                          ------

                                                                 File No. 69-293
                                                                          ------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM U-3A-2

           Statement by Holding Company Claiming Exemption Under Rule
            U-3A-2 from the Provisions of the Public Utility Holding
                              Company Act of 1935

                     To be Filed Annually Prior to March 1

--------------------------------------------------------------------------------

                          UNISOURCE ENERGY CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935, and

                         TUCSON ELECTRIC POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.   Name, State of organization, location and nature of business of claimant[s]

and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant[s] directly or indirectly holds an interest.

     UniSource Energy Corporation ("UniSource Energy") was incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations.

     UniSource Energy controls, directly or indirectly, 10% or more of the

"voting securities" of the following subsidiaries:

     I.   Tucson Electric Power Company ("TEP") was incorporated under the laws of the State of Arizona and is the principal subsidiary of UniSource Energy.

UniSource Energy owns 99.9% of the voting shares of TEP.  TEP was organized as an operating public utility engaged in the generation, purchase, transmission,

distribution and sale of electricity to retail customers in the City of Tucson,

Arizona, and the surrounding area and to wholesale customers.  TEP holds the stock of Escavada Company ("Escavada"), San Carlos Resources Inc.

("San Carlos"), Sierrita Resources Inc. ("SRI"),  Tucson Resources Inc. ("TRI")

and Tucsonel Inc. ("Tucsonel"), and holds a portion of the stock of Inncom, Inc.

("Inncom") and TruePricing, Inc. ("TruePricing").

          A.   Escavada was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP.  Escavada was formed to engage in the business of maintaining miscellaneous assets and property.

          B.   San Carlos was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of TEP.  San Carlos holds the title to

Unit No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee,

jointly and severally with TEP, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit No.

2 of the Springerville Generating Station.  San Carlos is not the operator of

Unit No. 2 or any of such common facilities.

          C.   SRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP.  SRI was formed primarily to invest in financial assets.

               1.   Santa Cruz Resources Inc. ("Santa Cruz") was incorporated

under the laws of the State of Delaware and is a wholly-owned subsidiary of SRI.

Santa Cruz held an investment in a financial service company.

          D.   TRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP.  TRI was formed primarily to invest in financial assets.

               1.   Sabino Investing Inc. was incorporated under the laws of the

State of Delaware and is a wholly-owned subsidiary of TRI.  Sabino Investing

Inc. holds certain real estate assets.

          E.   Tucsonel was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP.  Tucsonel holds an undivided ownership interest in the Springerville Coal Handling Facilities.

          F.   Inncom was incorporated under the laws of the State of Delaware and is 17% owned by TEP.  Inncom was formed to provide demand-side and energy efficiency services.

          G.   TruePricing, Inc. ("TruePricing") was incorporated under the laws of the State of Delaware.  TEP owns approximately 26.6% of the voting shares of

TruePricing.  Millennium Energy Holdings, Inc. ("Millennium") owns 20.5% of the voting shares of TruePricing (see Section 1(II)(L) below).  TruePricing was formed to develop technology services that provide pricing and other related information to consumers for a wide variety of products, including utility services.

               1.   TrueSolar Solutions LLC ("TrueSolar") was organized under

the laws of the State of California and is a wholly-owned subsidiary of

TruePricing.  TrueSolar  was formed to develop, finance, own and operate electrical generation and related systems and, in connections therewith, to engage in traditional energy development and integration activities,

including owning, operating and siting solar and other renewable plants and gas-fired generation assets.

     II.  Millennium was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource Energy.  Millennium holds all of the stock of Advanced Energy Technologies, Inc. ("AET"), MEH Equities Management

Company ("MEH Equities"), Millennium Environmental Group, Inc. ("MEG"), Nations

Energy Corporation ("Nations Energy"), Southwest Energy Solutions, Inc. ("SES"),

SWPP Investment Company ("SWPP Investment") and a portion of the voting stock of

MicroSat Systems, Inc. ("MicroSat"), ITN Energy Systems, Inc. ("ITN"),

MetroGen Enterprises, L.L.C. ("MetroGen"), TruePricing, Carboelectrica Sabinas,

S. de R.L. de C.V. ("Sabinas"), POWERTRUSION International, Inc.

("Powertrusion") and Valley Ventures III, LP ("Valley Ventures").

          A.   AET was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium.  AET was formed to develop certain distributed energy projects and renewable energy sources.

               1.   Ascent Power Systems, Inc. ("Ascent") was incorporated under the laws of the State of Arizona and is 64% owned by AET.  Ascent was formed to engage in the research, development and commercialization of solid oxide fuel cells.

               2.   Global Solar Holdings, L.L.C. ("Global Solar Holdings") was

organized under the laws of the State of Arizona and is 66.7% owned by AET.

Global Solar Holdings was formed to engage in the manufacture and sale of thin-film photovoltaic modules for distributed energy applications.  Global

Solar Holdings is in the process of being formally dissolved.

               3.   Global Solar Energy, Inc. ("Global Solar") was incorporated under the laws of the State of Arizona and is 87% owned by AET.  Global Solar was formed to engage in the research, development and commercialization of thin-film photovoltaic material and products, and to perform system integration of large photovoltaic arrays.

                     a.  Global Solar Energy International Holdings ("GS

International") was organized under the laws of the Cayman Islands and is a wholly-owned subsidiary of Global Solar.  GS International was formed to serve as an investment holding company.

                         i.   Global Solar Energy Technologies ("GS

Technologies") was organized under the laws of Mauritius and is a wholly-owned subsidiary of GS International. GS Technologies was formed to serve as an investment holding company.

                4.   Infinite Power Solutions, Inc. ("IPS") was incorporated

under the laws of the State of Arizona and is 77.5% owned by AET.  IPS was formed to engage in the research, development and commercialization of thin-film lithium batteries.

                5.   GES Shared Services, Inc. ("GES Shared") was incorporated

under the laws of the State of Arizona and is a wholly-owned subsidiary of AET.

GES Shared was formed to provide administrative support (e.g., accounting,

finance, legal and human resources) to other Millennium subsidiaries.

          B.   Sabinas was organized under the laws of Mexico and is 50% owned by Millennium.  Sabinas was formed to develop up to 800 megawatts of coal-fired generation in the Sabinas region of Coahuila, Mexico.

               1.   Minerales Monclova S.A. de C.V. ("Mimosa") was organized

under the laws of Mexico and is 19.5% owned by Sabinas.  Mimosa was formed for the purpose of owning and exploiting coal and gas reserves.

          C.   MEH Equities was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millennium.  MEH Equities was formed to hold Millennium's interest in Haddington Energy Partners II LP

("Haddington").

               1.   Haddington was organized under the laws of the State of

Delaware and is 31.1% owned by MEH Equities.  Haddington was formed to primarily fund energy-related investments.

          D.   MEG was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium.  MEG was formed to engage in the domestic and international purchase, sale and trading of emission allowances and associated commodities.

          E.   MicroSat was incorporated under the laws of the State of Colorado and is 49% owned by Millennium.  MicroSat was formed to research, develop and commercialize microsatellite systems.

          F.   Nations Energy was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millennium.  Nations Energy was formed to develop and invest in independent power projects in global energy markets, including qualifying facilities, EWGs and foreign utility companies,

located in the United States and abroad.

               1.   Nations Curacao Ltd. ("Nations Curacao") was incorporated

under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations

Energy.  Nations Curacao was formed to invest in an independent power project located in Curacao.  On December 6, 2002, a notice was filed with The Registrar of Companies in the Cayman Islands for a voluntary liquidation.  On or about

March 6, 2003, Nations Curacao will be formally dissolved.

               2.   Nations Curacao Operating Ltd. ("Nations Curacao Operating")

was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations Energy.  Nations Curacao Operating was formed to operate or contract with others to operate the independent power project being developed and owned by Nations Energy or subsidiaries thereof.  On December 6, 2002, a notice was filed with The Registrar of Companies in the Cayman Islands for a voluntary liquidation.  On or about March 6, 2003, Nations Curacao Operating will be formally dissolved.

               3.   Nations International Ltd. ("Nations International") was

incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations Energy. Nations International was formed to invest in international independent power projects.  Nations International owns a 40%

interest in Corporacion Panamena de Energia S.A. ("COPESA"), a Panama company,

which owns a power project located in Panama.

          G.   ITN was incorporated under the laws of the State of

Colorado and is 49% owned by Millennium.  ITN was formed to research,

develop and commercialize emerging space, energy and environment-related technologies for government and commercial markets.

               1.   Ascent Power Systems, Inc. ("Ascent") was incorporated under the laws of the State of Arizoin and is 36% owned by ITN.  Ascent was formed to engage in the research, development and commercialization of solid oxide fuel cells.

          H.  SES was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium.  SES was formed to provide electrical contracting services statewide to commercial, industrial and governmental customers in both high voltage and inside wiring capacities.

          I.  SWPP Investment was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millennium.  SWPP Investment was formed to manufacture and sell concrete utility poles.

              1.  Sentinel Concrete Utility Poles, L.L.C. ("Sentinel") was

organized under the laws of the State of Arizona and is 50% owned by SWPP

Investment.  Sentinel was formed to market and distribute concrete utility poles and products.

              2.  SWPP International Ltd. ("SWPP International") was

incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of SWPP Investment.  SWPP International was formed to invest in a

Mexican joint venture(s) related to the manufacturing and selling of concrete utility poles.

                  a.   Productos de Concreto Internacionales, S. de R.L. de

C.V. ("Productos") was organized under the laws of Mexico and is 50% owned by

SWPP International.  Productos was formed to manufacture concrete utility poles and products in Mexico.

          J.   Powertrusion was incorporated under the laws of the State of

Nevada and is 50.5% owned by Millennium.  Powertrusion was formed to develop,

manufacture and sell lightweight utility poles and products.

          K.   MetroGen was organized under the laws of the State of Delaware and is 20% owned by Millennium.  MetroGen was formed to develop load curtailment methodologies through a remote dispatch system for idle generation assets throughout New York City.

           L.   TruePricing was incorporated under the laws of the State of

Delaware.  Millennium owns 20.5% of the voting shares of TruePricing.  TEP owns

26.6% of the voting shares (see Section 1(I)(G) above).  TruePricing was formed to develop technology services that provide pricing and other related information to consumers for a wide variety of products, including utility services.

                1.   TrueSolar was organized under the laws of the State of

California and is a wholly-owned subsidiary of TruePricing.  TrueSolar was formed to develop, finance, own and operate electrical generation and related systems and, in connection therewith, to engage in traditional energy development and integration activities, including owning, operating and siting solar and other renewable plants and gas-fired generation assets.

           M.   Valley Ventures was formed as a venture capital fund focusing on information technology, optics and bitechnology. Millennium owns 14.8% of Valley

Ventures.  Millennium originally invested in Tucson Community Ventures ("TV"),

which was organized under the laws of the State of Delaware.  Millennium's investment represented 45.9% of the total fund at the time the fund was merged into Valley Ventures on September 16, 2002.

     III.  UniSource Energy Development Company ("UED") was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource

Energy.  UED was formed to develop energy projects primarily in the Arizona and southwest region.

           A.   Springerville Power, L.L.C. ("Springerville Power") was

organized under the laws of the State of Arizona and is a wholly-owned subsidiary of UED.  Springerville Power was formed to develop, finance and own or lease an approximately 400 MW coal-fired power generation project to be located near Springerville, Arizona.

     UniSource Energy controls, directly or indirectly, less than 10% of the

"voting securities" of the following companies:  None.

2.   A brief description of the properties of claimant[s] and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant[s] and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     UniSource Energy does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

     As of December 31, 2002, TEP owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500

kiloVolts ("kV") lines, 1,122 circuit-miles of 345 kV lines, 371 circuit-miles of 138 kV lines, 434 circuit-miles of 46 kV lines and 12,095 circuit-miles of

lower voltage primary lines.   TEP's underground electric distribution system is

comprised of 7,353 cable miles.  Approximately 77% of the poles upon which the lower voltage lines are located are owned by TEP.  Electric substation capacity associated with the above-described electric system consisted of 192 substations with a total installed transformer capacity of 5,602,522 kiloVolt Amperes

("kVA"). The above facilities are all located in Arizona except for certain transmission lines consisting of 560 circuit-miles of 345 kV in which TEP has a fractional undivided interest, that are located in the State of New Mexico and used to deliver electric energy produced at the Four Corners and San Juan

Stations to TEP at the Arizona-New Mexico border.

     Except as otherwise noted, at December 31, 2002 TEP owned or had a leasehold interest in the following generating stations:


                                         Net
  Generating                         Capability  Operating    TEP's    Share
    Source            Location            MW        Agent       %        MW
  ----------          --------        ----------  ---------    -----    -----
Springerville
  Station #1          Springerville, AZ   380        TEP      100.0      380
Springerville
  Station #2(1)       Springerville, AZ   380        TEP      100.0      380
San Juan Station #1   Farmington, NM      327        PNM       50.0      164
San Juan Station #2   Farmington, NM      316        PNM       50.0      158
Navajo Station #1     Page, AZ            750        SRP        7.5       56
Navajo Station #2     Page, AZ            750        SRP        7.5       56
Navajo Station #3     Page, AZ            750        SRP        7.5       56
Four Corners
  Station #4          Farmington, NM      784        APS        7.0       55
Four Corners
  Station #5          Farmington, NM      784        APS        7.0       55
Irvington
  Station #1          Tucson, AZ           81        TEP      100.0       81
Irvington
  Station #2          Tucson, AZ           81        TEP      100.0       81
Irvington
  Station #3          Tucson, AZ          104        TEP      100.0      104
Irvington
  Station #4          Tucson, AZ          156        TEP      100.0      156
Internal Combustion
  Turbines            Tucson, AZ          217        TEP      100.0      217
Solar Electric        Springerville/
  Generation          Tucson, AZ            3        TEP      100.0        3
                                                                       -----
                                                               TOTAL   2,002
                                                                       =====

------------------------
(1) Title to Springerville #2 is held by San Carlos.



     The electric generating stations, operating headquarters, the warehouse,

service center and the electric distribution and electric transmission facilities owned by TEP are located in Arizona, except as otherwise noted.  TEP,

individually and in conjunction with Public Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian

Reservation.  TEP has also acquired easements for transmission facilities,

related to the San Juan and Navajo Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian Reservations.

     Various undivided interests in the common facilities at the Irvington

Generating Station which serve Unit 4 were sold and are leased back by TEP.

     The 50% undivided interest of San Carlos in the common facilities at the

Springerville Generating Station were sold by San Carlos and leased back by TEP and San Carlos, jointly and severally.  The coal-handling facilities at the

Springerville Generating Station were sold and are leased back by TEP.  TEP leases Springerville Unit 1, the fuel handling facilities for Springerville, and an undivided 50% interest in the facilities common to Unit 1 and Unit 2 through sale/leaseback arrangements.  San Carlos holds title to Unit 2 of the

Springerville Generating Station.

3.   The following information for the last calendar year with respect to claimant[s] and each of its subsidiary public utility companies:

     a.   Number of kWh of electric energy sold (at retail or wholesale), and

Mcf of natural or manufactured gas distributed at retail.

                                  Electricity                Gas
                                  -----------                ---
           UniSource Energy           None                   None

           TEP                     12,543,211                None

           San Carlos                 None                   None

     b.   Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

          None.

     c.   Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized,

or at the State line.

                     Electricity    Electricity    Gas Sold
                     Sold Outside   Sold at the   Outside the   Gas Sold at
                      the State     State Line       State     the State Line
                     ------------   -----------   -----------  --------------
  UniSource Energy       None           None          None          None

  TEP                  356,788          None          None          None

  San Carlos             None           None          None          None

     d.   Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                      Electricity    Electricity    Gas Sold
                     Sold Outside   Sold at the   Outside the   Gas Sold at
                      the State     State Line       State     the State Line
                     ------------   -----------   -----------  --------------
  UniSource Energy       None           None          None          None

  TEP                  562,228          None          None          None

  San Carlos             None           None          None          None

4.   The following information for the reporting period with respect to claimant[s] and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a.   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Nations Energy, an Arizona corporation, acting on behalf of COPESA hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that during the reporting period, COPESA was a foreign utility company within the meaning of Section 33(a) of the Act.

          The name and business address for COPESA is as follows:

             COPESA
             Avenida Federico Boyd
             E.D.F. Scotia Plaza
             PISO VI Panama City, Panama

          Listed below is a description of the COPESA facility:

          COPESA owns an approximately 42 MW diesel-fired combustion turbine facility located in Panama City, Panama.  The project sells electricity to distribution companies and large industrial users in Panama.

     b.   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          The ownership of COPESA is as follows:

          A.   Nations International Ltd., a wholly-owned subsidiary of Nations

Energy, holds a 40% equity interest in COPESA.

          B.   Electric Machinery Enterprises, a Florida company, holds a 21.67%

equity interest in COPESA.

          C. Proquim, a Panama company, owns a 22.67% equity interest in COPESA.

          D.   Martino, S.A., a Panama corporation, holds an 11.66% equity interest in COPESA.

          E.   Ingenieria R-M, S.A., a Panama corporation, holds a 3% equity interest in COPESA.

          F.   The remaining 1.0% equity interest in COPESA is held by certain

Panamanian individuals.

     c.   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          During 2002, no additional amounts were invested by Nations

International Ltd. as additional equity in COPESA.  Project debt in COPESA is non-recourse.

     d.   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          The financial information for COPESA for the year ended December 31,

2002 has not been made available to UniSource Energy at the time of this filing.

UniSource Energy has been advised by adminstrative personnel of COPESA that the

2002 financial statements have not yet been completed by COPESA's auditors because the auditors were delayed in beginning their reveiw of 2002 financial information as the Panama internal revenue service was conducting a tax audit of

COPESA for prior years, and that audit was only recently completed.  Based on information furnished by COPESA personnel, UniSource Energy expects that the financial information for 2002 will be available shortly.  Upon receipt of that information, this filing will be supplemented to include the 2002 financial data for COPESA.

     e.   Identify any service, sales or construction contract(s) between the

EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Inapplicable.

                                   EXHIBIT A
                                   ---------

     Consolidating statements of income of the claimants and their subsidiary companies for the last calendar year, together with the consolidating balance sheets of claimants and their subsidiary companies as of the close of such calendar year.

     This statement is being filed by TEP to claim exemption in the event that

San Carlos Resources Inc. is an "electric utility company" under the Act.

However, the filing of this statement is not an acknowledgment by TEP that San

Carlos Resources Inc. is an "electric utility company."

     The above-named claimants have caused this statement to be duly executed on their behalf by its authorized officer on this 28th day of February, 2003.


                           UNISOURCE ENERGY CORPORATION

                           By:  /s/ Karen G. Kissinger
                           --------------------------------
                           Karen G. Kissinger
                           Vice President, Controller and
                           Chief Compliance Officer

(Corporate Seal)

                           TUCSON ELECTRIC POWER COMPANY

                           By:  /s/ Karen G. Kissinger
                           --------------------------------
                           Karen G. Kissinger
                           Vice President, Controller and
                           Chief Compliance Officer

(Corporate Seal)


Attest:

/s/ Linda Kennedy
------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Vincent Nitido, Vice President and General Counsel, UniSource Energy Corporation, One South Church Avenue, Suite 1820, Tucson, Arizona 85701.

                                           UNISOURCE ENERGY CORPORATION                     EXHIBIT A
                                           CONSOLIDATING BALANCE SHEET
                                                DECEMBER 31, 2002
                                                  (in thousands)
                                             UNISOURCE     TUCSON      MILLENNIUM
                                              ENERGY      ELECTRIC       ENERGY                   CONSOL.       2002
                                               CORP.      POWER CO.*   HOLDINGS**     UED***      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $         -  $ 2,598,884  $         -  $         -  $         -  $ 2,598,884
  Utility Plant Under Capital Leases                 -      747,556            -            -            -      747,556
  Construction Work in Progress                      -       59,926            -            -            -       59,926
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Utility Plant                              -    3,406,366            -            -            -    3,406,366
  Less Accumulated Depreciation and
   Amortization                                      -   (1,346,101)           -            -            -   (1,346,101)
  Less Accumulated Depreciation of
   Capital Lease Assets                              -     (391,915)           -            -            -     (391,915)
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Utility Plant - Net                        -    1,668,350            -            -            -    1,668,350
                                            -----------  -----------  -----------  -----------  -----------  -----------
Investments and Other Property
  Investments in Lease Debt and Equity               -      191,867            -            -            -      191,867
  Other                                        529,659       21,358       79,145       22,735     (529,659)     123,238
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Investments and Other Property       529,659      213,225       79,145       22,735     (529,659)     315,105
                                            -----------  -----------  -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy                -       79,462            -            -      (79,462)           -
                                            -----------  -----------  -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                         22       55,778       33,304        1,824            -       90,928
  Accounts Receivable - Net                     44,684       82,575       15,980       11,640      (78,244)      76,635
  Materials and Fuel Inventory                       -       44,500        2,157            -            -       46,657
  Current Regulatory Assets                          -       11,778            -            -            -       11,778
  Deferred Income Taxes - Current                    -       15,917            -            -            -       15,917
  Interest Receivable - Current                      -       12,178            -            -            -       12,178
  Other                                              -        8,407       20,865        1,640            -       30,912
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Current Assets                        44,706      231,133       72,306       15,104      (78,244)     285,005
                                            -----------  -----------  -----------  -----------  -----------  -----------

Regulatory and Other Assets
  Transition Recovery Asset                          -      307,120            -            -            -      307,120
  Income Taxes Recoverable Through
   Future Revenues                                   -       57,044            -            -            -       57,044
  Other Regulatory Assets                            -       10,504            -            -            -       10,504
  Other Assets                                     837       46,752           17            -            -       47,606
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Regulatory and Other Assets              837      421,420           17            -            -      422,274
                                            -----------  -----------  -----------  -----------  -----------  -----------
Total Assets                               $   575,202  $ 2,613,590  $   151,468  $    37,839  $  (687,365) $ 2,690,734
                                            ===========  ===========  ===========  ===========  ===========  ===========

*   This column reflects TEP on a consolidated basis.  See 1.I. for information regarding TEP and its subsidiaries.

**  This column reflects Millennium Energy Holdings on a consolidated basis.  See 1.II. for information regarding
    Millennium and its subsidiaries.

*** This column reflects UED on a consolidated basis.  See 1.III. for information regarding UED and its subsidiary.


UniSource Energy and TEP use the following methods to report investments in their subsidiaries or other companies:

 - Consolidation:  When we own a majority of the voting stock of a subsidiary and we have control over the subsidiary, we combine the accounts of the subsidiary with our accounts.  We eliminate intercompany balances and transactions when we combine these accounts.

 - The Equity Method: We use the equity method to report corporate joint ventures, partnerships, and affiliated companies when we hold a 20% to 50% voting interest or we have the ability to exercise  significant influence over the operating and financial policies of the investee company.  Under the equity method, we report:

   - Our interest in the equity of an entity as an investment on our balance sheet; and
   - Our percentage share of the net income (loss) from the entity as "other income" in our income statements.
     For investments where we are committed to providing all of the financing, we recognize 100% of the losses.

 - The Cost Method: When we do not own enough shares to exercise significant influence over an investee company, we use the cost method to report these investments.  Typically the cost method is used for investments of less than
   20% of the voting interest in an investee company.  Under the cost method we report:

   - Our interest in the equity of an entity as an investment on our balance sheet; and
   - Income based on dividend distributions from the investee company; and
   - Loss when impairment of the value of the investment becomes evident.


                                                         UNISOURCE ENERGY CORPORATION                                 EXHIBIT A
                                                     CONSOLIDATING BALANCE SHEET (CONTINUED)
                                                               DECEMBER 31, 2002
                                                                 (in thousands)
                                                  UNISOURCE     TUCSON      MILLENNIUM
                                                   ENERGY      ELECTRIC       ENERGY                   CONSOL.       2002
                                                    CORP.      POWER CO.     HOLDINGS       UED        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   661,185  $   647,172  $         -  $         -  $  (647,172)  $  661,185
  Additional Paid-In Capital                              -            -      163,900       32,256     (196,156)           -
  Accumulated Deficit                              (218,932)    (305,685)     (34,921)       1,676      338,930     (218,932)
  Accumulated Other Comprehensive Income -
   Minimum Pension Liability (Net of Tax)                 -       (4,024)           -            -            -       (4,024)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
  Common Stock Equity                               442,253      337,463      128,979       33,932     (504,398)     438,229
  Capital Lease Obligations                               -      801,508          103            -            -      801,611
  Long-Term Debt                                    104,723    1,128,410          553            -     (104,723)   1,128,963
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Capitalization                            546,976    2,267,381      129,635       33,932     (609,121)   2,368,803
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Current Liabilities
  Current Obligations Under Capital Leases                -       42,872           88            -            -       42,960
  Current Maturities of Long-Term Debt                    -        1,725          115            -            -        1,840
  Accounts Payable                                   31,718       54,182       37,850        3,428      (78,244)      48,934
  Interest Accrued                                        -       60,238            -            -            -       60,238
  Taxes Accrued                                      (2,782)      35,772          766           94            -       33,850
  Accrued Employee Expenses                               -       13,370          274            -            -       13,644
  Other                                                   -        7,543       10,371            -            -       17,914
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Current Liabilities                        28,936      215,702       49,464        3,522      (78,244)     219,380
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 (1,017)      67,490      (32,306)         385            -       34,552
  Other                                                 307       63,017        4,675            -            -       67,999
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities       (710)     130,507      (27,631)         385            -      102,551
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $   575,202  $ 2,613,590  $   151,468  $    37,839  $  (687,365) $ 2,690,734
                                                 ===========  ===========  ===========  ===========  ===========  ===========

                                                         UNISOURCE ENERGY CORPORATION                   EXHIBIT A
                                                    CONSOLIDATING STATEMENT OF INCOME (LOSS)
                                                     TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                  (in thousands except for per share amounts)

                                            UNISOURCE     TUCSON      MILLENNIUM
                                             ENERGY      ELECTRIC       ENERGY                    CONSOL.       2002
                                              CORP.      POWER CO.     HOLDINGS       UED         ADJUST.      CONSOL.
                                           -----------  -----------  -----------  -----------  -----------  -----------
Operating Revenues
 Electric Retail Sales                    $         -  $   666,049  $         -  $         -  $         -  $   666,049
 Electric Wholesale Sales                           -      177,908            -            -            -      177,908
 Net Gain on TEP Forward Contracts
  And MEG Trading Activities                        -          533          111            -            -          644
 Other Revenues                                     -        6,603       19,910        2,520      (17,412)      11,621
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Operating Revenues                        -      851,093       20,021        2,520      (17,412)     856,222
                                           -----------  -----------  -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                               -      209,712            -            -            -      209,712
 Purchased Power                                    -       64,504            -            -            -       64,504
 Coal Contract Termination Fee                      -       11,250            -            -            -       11,250
 Other Operations and Maintenance                 257      163,616       41,587          862      (17,412)     188,910
 Depreciation and Amortization                      -      124,054        3,570          299            -      127,923
 Amortization of Transition Recovery Asset          -       24,554            -            -            -       24,554
 Taxes Other Than Income Taxes                      6       44,228        1,274            -            -       45,508
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Operating Expenses                      263      641,918       46,431        1,161      (17,412)     672,361
                                           -----------  -----------  -----------  -----------  -----------  -----------
     Operating Income                            (263)     209,175      (26,410)       1,359            -      183,861
                                           -----------  -----------  -----------  -----------  -----------  -----------
Other Income (Deductions)
 Interest Income                                    -       20,094          558            2            -       20,654
 Interest Income - Note Receivable
  From UniSource Energy                             -        9,329            -            -       (9,329)           -
 Other Income (Deductions)                     39,082        4,338       (4,148)           -      (39,083)         189
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Other Income (Deductions)            39,082       33,761       (3,590)           2      (48,412)      20,843
                                           -----------  -----------  -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 9,329       65,620            -            -       (9,329)      65,620
 Interest on Capital Leases                         -       87,783           18            -            -       87,801
 Interest Imputed on Losses Recorded
  at Present Value                                  -        1,166            -            -            -        1,166
 Other Interest Expense                             -         (720)         684            -            -          (36)
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Interest Expense                      9,329      153,849          702            -       (9,329)     154,551
                                           -----------  -----------  -----------  -----------  -----------  -----------
Income (Loss) Before Income Taxes              29,490       89,087      (30,702)       1,361      (39,083)      50,153
Income Taxes                                   (3,785)      35,350      (15,222)         535            -       16,878
                                           -----------  -----------  -----------  -----------  -----------  -----------
Net Income (Loss)                         $    33,275  $    53,737  $   (15,480) $       826  $   (39,083) $    33,275
                                           ===========  ===========  ===========  ===========  ===========  ===========

Average Shares of Common Stock Outstanding (000)                                                                33,665

Basic Earnings per Share                                                                                         $0.99

Average Shares of Common Stock Outstanding, Including Effect for Dilutive Securities (000)                      34,222

Diluted Earnings per Share                                                                                       $0.97

Dividends Paid per Share                                                                                         $0.50


                                       TUCSON ELECTRIC POWER COMPANY                  EXHIBIT A
                                        CONSOLIDATING BALANCE SHEET
                                            DECEMBER 31, 2002
                                             (in thousands)
                                              TUCSON
                                             ELECTRIC     INVESTMENT    CONSOL.       2002
                                             POWER CO.      SUBS *      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,598,884  $         -  $         -  $ 2,598,884
  Utility Plant Under Capital Leases           747,556            -            -      747,556
  Construction Work in Progress                 59,926            -            -       59,926
                                            -----------  -----------  -----------  -----------
    Total Utility Plant                      3,406,366            -            -    3,406,366
  Less Accumulated Depreciation and
   Amortization                             (1,346,101)           -            -   (1,346,101)
  Less Accumulated Depreciation of
   Capital Lease Assets                       (391,915)           -            -     (391,915)
                                            -----------  -----------  -----------  -----------
    Total Utility Plant - Net                1,668,350            -            -    1,668,350
                                            -----------  -----------   -----------  ----------
Investments and Other Property
  Investments in Lease Debt and Equity         191,867            -            -      191,867
  Other                                         18,643        5,032       (2,317)      21,358
                                            -----------  -----------  -----------  -----------
    Total Investments and Other Property       210,510        5,032       (2,317)     213,225
                                            -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy           79,462            -            -       79,462
                                            -----------  -----------  -----------  -----------
Current Assets
  Cash and Cash Equivalents                     54,327        1,451            -       55,778
  Accounts Receivable - Net                     82,752        4,376       (4,553)      82,575
  Materials and Fuel Inventory                  44,500            -            -       44,500
  Current Regulatory Assets                     11,778            -            -       11,778
  Deferred Income Taxes - Current               15,917            -            -       15,917
  Interest Receivable - Current                 12,178            -            -       12,178
  Other                                          8,407            -            -        8,407
                                            -----------  -----------  -----------  -----------
    Total Current Assets                       229,859        5,827       (4,553)     231,133
                                            -----------  -----------  -----------  -----------

Regulatory and Other Assets
  Transition Recovery Asset                    307,120            -            -      307,120
  Income Taxes Recoverable Through
   Future Revenues                              57,044            -            -       57,044
  Other Regulatory Assets                       10,504            -            -       10,504
  Other Assets                                  46,752            -            -       46,752
                                            -----------  -----------  -----------  -----------
    Total Regulatory and Other Assets          421,420            -            -      421,420
                                            -----------  -----------  -----------  -----------
Total Assets                               $ 2,609,601  $    10,859  $    (6,870) $ 2,613,590
                                            ===========  ===========  ===========  ===========

*  This column includes all the consolidated amounts, as applicable, of the directly owned subsidiaries of TEP.  See 1.I. for information regarding the subsidiaries owned by TEP.

                                     TUCSON ELECTRIC POWER COMPANY                       EXHIBIT A
                                CONSOLIDATING BALANCE SHEET (CONTINUED)
                                         DECEMBER 31, 2002
                                         (in thousands)
                                                   TUCSON
                                                  ELECTRIC    INVESTMENT     CONSOL.       2002
                                                  POWER CO.      SUBS        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   653,529  $         2  $        (2) $   653,529
  Premium on Capital Stock                                -      263,378     (263,378)           -
  Capital Stock Expense                              (6,357)           -            -       (6,357)
  Accumulated Deficit                              (313,236)    (261,063)     268,614     (305,685)
  Accumulated Other Comprehensive Income -
   Minimum Pension Liability (Net of Tax)            (4,024)           -            -       (4,024)
                                                 -----------  -----------  -----------  -----------
  Common Stock Equity                               329,912        2,317        5,234      337,463
  Capital Lease Obligations                         801,508            -            -      801,508
  Long-Term Debt                                  1,128,410            -            -    1,128,410
                                                 -----------  -----------  -----------  -----------
    Total Capitalization                          2,259,830        2,317        5,234    2,267,381
                                                 -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases           42,872            -            -       42,872
  Current Maturities of Long-Term Debt                1,725            -            -        1,725
  Accounts Payable                                   58,237          498       (4,553)      54,182
  Interest Accrued                                   60,238            -            -       60,238
  Taxes Accrued                                      35,742           30            -       35,772
  Accrued Employee Expenses                          13,370            -            -       13,370
  Other                                               7,543            -            -        7,543
                                                 -----------  -----------  -----------  -----------
    Total Current Liabilities                       219,727          528       (4,553)     215,702
                                                 -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 67,027         (123)         586       67,490
  Other                                              63,017        8,137       (8,137)      63,017
                                                 -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    130,044        8,014       (7,551)     130,507
                                                 -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $ 2,609,601  $    10,859  $    (6,870) $ 2,613,590
                                                 ===========  ===========  ===========  ===========


                              TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                         CONSOLIDATING STATEMENT OF INCOME (LOSS)
                          TWELVE MONTHS ENDED DECEMBER 31, 2002
                                     (in thousands)

                                              TUCSON
                                             ELECTRIC    INVESTMENT     CONSOL.       2002
                                             POWER CO.       SUBS       ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
Operating Revenues
 Electric Retail Sales                     $   666,049  $         -  $         -  $   666,049
 Electric Wholesale Sales                      177,908            -            -      177,908
 Net Unrealized Gain on Forward
  Electric Sales and Purchases                     533            -            -          533
 Other Revenues                                  6,604            -           (1)       6,603
                                            -----------  -----------  -----------  -----------
    Total Operating Revenues                   851,094            -           (1)     851,093
                                            -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                          209,712            -            -      209,712
 Purchased Power                                64,504            -            -       64,504
 Coal Contract Termination Fee                  11,250            -            -       11,250
 Other Operations and Maintenance              163,616            -            -      163,616
 Depreciation and Amortization                 124,054            -            -      124,054
 Amortization of Transition Recovery Asset      24,554            -            -       24,554
 Taxes Other Than Income Taxes                  44,228            -            -       44,228
                                            -----------  -----------  -----------  -----------
    Total Operating Expenses                   641,918            -            -      641,918
                                            -----------  -----------  -----------  -----------
     Operating Income                          209,176            -           (1)     209,175
                                            -----------  -----------  -----------  -----------
Other Income (Deductions)
Interest Income                                 20,065           29            -       20,094
Interest Income - Note Receivable from
  UniSource Energy                               9,329            -            -        9,329
Other Income                                     4,289          (72)         121        4,338
                                            -----------  -----------  -----------  -----------
    Total Other Income (Deductions)             33,683          (43)         121       33,761
                                            -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 65,620            -            -       65,620
 Interest on Capital Leases                     87,783            -            -       87,783
 Interest Imputed on Losses Recorded
  at Present Value                               1,166            -            -        1,166
 Other Interest Expense                           (720)           2           (2)        (720)
                                            -----------  -----------  -----------  -----------
    Total Interest Expense                     153,849            2           (2)     153,849
                                            -----------  -----------  -----------  -----------
Income Before Income Taxes                      89,010          (45)         122       89,087
Income Taxes                                    35,273           77            -       35,350
                                            -----------  -----------  -----------  -----------
Net Income (Loss)                          $    53,737  $      (122) $       122  $    53,737
                                            ===========  ===========  ===========  ===========


                                   EXHIBIT B
                                   ---------


     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     See attached organizational charts for COPESA.

                       COPESA PROJECT OWNERSHIP STRUCTURE
                       ----------------------------------


              ---------------

                  Nations
                  Energy
                Corporation
              ---------------
                     -
                     -
                     -
              ---------------                      ---------------

                  Nations                               Equity
               International                           Partners

              ---------------                      ---------------
                     -                                    -
                     -                                    -
                     --------------------------------------
                                       -
                                       -
                                ---------------

                                     COPESA

                                ---------------